Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Harvest Energy Trust held May 19, 2009 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote

1.	Ordinary resolution to approve the appointment of Valiant Trust Company as trustee of Harvest Energy Trust.	Resolution approved

2.	Ordinary resolution to fix the number of directors of Harvest Operations Corp. to be elected at the Meeting at eight.	Resolution approved

3.

Ordinary resolution to approve the election of the eight nominees as directors of Harvest Operations Corp. to hold office until the next annual election of directors or until their successors are elected or appointed as described in the information circular – proxy statement of Harvest Energy Trust dated March 24, 2009 (the "Information Circular").

Resolution approved

4.

Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Harvest Energy Trust to hold office until the next annual meeting or until their successors are appointed.

Resolution approved

5.	Ordinary resolution to approve an increase to the maximum number of trust units issuable under the Trust Unit Rights Incentive Plan of Harvest Energy Trust as described in the Information Circular.	Resolution approved

6.	Ordinary resolution to approve an increase to the maximum number of trust units issuable under the Unit Award Incentive Plan of Harvest Energy Trust as described in the Information Circular.	Resolution approved

7.

Ordinary resolution to approve an amendment to the Unit Award Incentive Plan of Harvest Energy Trust pertaining to the retirement of individuals who hold Unit Awards as described in the Information Circular.

Resolution approved

The resolutions to approve matter numbers 3, 5, 6 and 7 noted above were conducted by way of ballot. Attached to this report is a report of Valiant Trust Company, the scrutineers of the Meeting, in respect of this ballot.

Dated at Calgary, Alberta this 20th day of May, 2009.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

Per:             (signed) "Steven Saunders"
Steven Saunders
Director of Taxation and Assistant Corporate Secretary

HARVEST ENERGY TRUST
ANNUAL & SPECIAL MEETING OF UNITHOLDERS
MAY 19, 2009

SCRUTINEERS' REPORT ON BALLOT #1

Resolution #3

ELECTION OF DIRECTORS

Nominees	No. of Votes	
Dale Blue	For: 99,741,864	Withhold: 6,148,916
John A. Brussa	For: 97,715,538	Withhold: 8,175,242
M. Bruce Chernoff	For: 100,176,220	Withhold: 5,714,560
William A. Friley, Jr.	For: 99,665,570	Withhold: 6,225,210
Verne G. Johnson	For: 99,244,107	Withhold: 6,646,673
Hector J. McFadyen	For: 100,172,266	Withhold: 5,718,514
William D. Robertson	For: 99,872,924	Withhold: 6,017,856
John Zahary	For: 99,603,568	Withhold: 6,287,212

VALIANT TRUST COMPANY

BONNIE STEEDMAN, SCRUTINEER

JUNE LAM, SCRUTINEER

Dated this 19th Day of May, 2009

HARVEST ENERGY TRUST
ANNUAL & SPECIAL MEETING OF UNITHOLDERS
MAY 19, 2009

SCRUTINEERS' REPORT ON BALLOT # 2

The undersigned votes all Trust that the undersigned represents in person or by proxy at this meeting.

Resolution No. 5:

The ordinary resolution to approve the amendment to the Trust Unit Rights Incentive Plan as described in the Information Circular;

For	:	24,930,686	or	72.6%
Against	:	9,406,561	or	27.4%
Total Votes:		34,337,247	or	100 % *(of total votes cast)*

Passed (   ) Not Passed (   )
(50% Required to Pass)
Dated the 19th day of May, 2009.

VALIANT TRUST COMPANY

BONNIE STEEDMAN, *Scrutineer*

JUNE LAM, *Scrutineer*

HARVEST ENERGY TRUST
ANNUAL & SPECIAL MEETING OF UNITHOLDERS
MAY 19, 2009

SCRUTINEERS' REPORT ON BALLOT # 3

The undersigned votes all Trust that the undersigned represents in person or by proxy at this meeting.

Resolution No. 6:

The ordinary resolution to approve the amendment to the Unit Award Incentive Plan (described under the heading "Approval of Amendments to the Unit Award Incentive Plan – Increase in Number of Awards") in the Information Circular;

For	:	24,788,480 or 72.2%
Against	:	9,548,768 or 27.8%
Total Votes:		34,337,248 or 100 % *(of total votes cast)*

Passed ( ) Not Passed ( )
(50% Required to Pass)
Dated the 19th day of May, 2009.

VALIANT TRUST COMPANY

BONNIE STEEDMAN, *Scrutineer*

JUNE LAM, *Scrutineer*

HARVEST ENERGY TRUST
ANNUAL & SPECIAL MEETING OF UNITHOLDERS
MAY 19, 2009

SCRUTINEERS' REPORT ON BALLOT # 4

The undersigned votes all Trust that the undersigned represents in person or by proxy at this meeting.

Resolution No. 7:

The ordinary resolution to approve the amendment to the Unit Award Incentive Plan (described under the heading "Approval of Amendments to the Unit Award Incentive Plan – Retirement of Participants") in the Information Circular;

For	:	87,774,522 or 82.9%
Against	:	18,118,018 or 17.1%
Total Votes:		105,892,540 or 100 % *(of total votes cast)*

Passed ( ) Not Passed ( )
(50% Required to Pass)
Dated the 19th day of May, 2009.

VALIANT TRUST COMPANY

BONNIE STEEDMAN, *Scrutineer*

JUNE LAM, *Scrutineer*